April 29, 2025

Jose Bengochea
Chief Executive Officer
Iron Horse Acquisitions Corp.
P.O. Box 2506
Toluca Lake, CA 91610

Zhenjun Jiang
Chief Executive Officer
Zhong Guo Liang Tou Group Ltd
Vistra Corporate Services Centre, Wickhams Cay II, Road Town
Tortola, VG 1110, British Virgin Islands

       Re: Iron Horse Acquisitions Corp.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed April 14, 2025
           File No. 333-283933
Dear Jose Bengochea and Zhenjun Jiang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-4 filed April 14, 2025
General

1. It appears that you are attempting to rely on Rule 457(p) to offset the fees for the new securities being registered to the existing stockholders of the Company with fees paid in connection with the Company's IPO. The Company's IPO was completed, and the securities registered were sold. Therefore, you are not able to offset in reliance on
 April 29, 2025
Page 2

       Rule 457(p). Please revise your fee table, or advise.
2.     We note you removed the 47,888,000 shares of common stock issued to Rosy
Sea
       Holdings Limited from the Fee Table. If you do not intend to register those shares, please advise us of the exemption from the Securities Act that you are relying upon and provide an analysis supporting the use of such exemption.
        Please contact Beverly Singleton at 202-551-3328 or Jennifer Thompson at 202-551-
3737 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing